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                                                                     EXHIBIT "A"




                                               CONTACT:  Robert Podruzny
                                                         President
                                                         Kenneth Howling
                                                         Chief Financial Officer
FOR IMMEDIATE RELEASE:                                   (416) 285-6000

           * BIOVAIL'S TIAZAC(R) RECEIVES ONTARIO FORMULARY APPROVAL *

TORONTO, Canada, January 5, 1999 - Biovail Corporation International (NYSE, TSE:BVF) today announced through its Crystaal division that the Ontario government has accepted Tiazac(R), its once daily extended release formulation of diltiazem, for inclusion into the Ontario Drug Benefit Formulary ("ODBF") reimbursement list effective December 31, 1998. The ODBF list covers full payment of Tiazac(R) for seniors and social assistance patients in the province of Ontario. Crystaal previously had restricted access to this market segment which is valued at US$52 million, and represents 42% of the US$123 million diltiazem market in Canada.

Biovail's President, Robert Podruzny, commented, "Despite having limited access to the single largest diltiazem market segment in Canada, Tiazac(R) achieved 8% in prescription market share since being launched in Canada in May, 1997. In addition to the ODBF listing, Crystaal's recent in-licensing of Retavase for the treatment of acute myocardial infarction should propel Tiazac(R)'s growth due to the synergies of the two products and the increased marketing resources which will be directed toward cardiologists who are the key influencers for both of these products."

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

 "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

         To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.